FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December 2002

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC TO ACQUIRE KEPPEL INSURANCE

HSBC Insurance (Asia-Pacific) Holdings Limited has today entered an agreement to acquire 100 per cent of Keppel Insurance Pte Limited from its shareholders Fortis Far East NV, Keppel Capital Holdings Limited and Kephinance Investment Pte Limited. The aggregate consideration, which is subject to certain adjustments under the agreement, will be approximately S$150 million (approximately US$86 million) in cash.

Fortis and Keppel Capital Holdings each currently have an equity interest of 40 per cent in the issued share capital of Keppel Insurance. Kephinance Investment has an equity interest in the remaining 20 per cent of the issued share capital of Keppel Insurance.

The acquisition, which is subject to fulfilment of certain conditions precedent including obtaining approvals from the relevant regulatory authorities, is expected to be completed in the first quarter of 2003. Keppel Insurance will then be integrated with HSBC's insurance operations, and the merged operation subsequently renamed HSBC Insurance (Singapore) Pte Limited.

Keppel Insurance currently has approximately 55,700 individual life policies, about 82,800 non-life policies and a tied agency sales force of approximately 220 qualified agents. It also offers non-life products and services to some 8,400 small to medium-sized enterprises in Singapore. The company has captured an estimated 80 per cent of the investment-linked Islamic insurance (Takaful) market in Singapore, with about S$180 million of Islamic funds under management as at the end of 2001.

David Eldon, Chairman of The Hongkong and Shanghai Banking Corporation Limited, said: "Our acquisition of Keppel Insurance will add life insurance and Islamic insurance products to our current general insurance business in Singapore. We will also be able to strengthen our sales force to support our wealth management drive."

Notes to editors

1. Keppel Insurance's existing shareholders

Fortis Far East is a member of the Fortis Group, which is an international financial services provider active in the fields of insurance, banking and investment. Fortis is listed on the stock exchanges of Amsterdam, Brussels and Luxembourg and has a sponsored ADR programme in the US.

Keppel Capital is a subsidiary of Oversea-Chinese Banking Corporation Limited, which is a listed company on the Singapore Stock Exchange.

Kephinance Investment is a subsidiary of Keppel Corporation Limited, which is a listed company on the Singapore Stock Exchange.

2. HSBC Group Insurance

The HSBC Group, through its insurance subsidiaries, provides insurance products and services to both its retail and commercial banking customers. These insurance products and services include life, protection and investment business, property and casualty, insurance broking and consultancy, insurance agency and alternative risk financing services. In 2001, insurance premiums transacted worldwide by the HSBC Group amounted to US$7.7 billion.

3. HSBC in Singapore

The HSBC Group's history in Singapore dates back to 1877 when its founding member, The Hongkong and Shanghai Banking Corporation Limited, opened its first branch. Today, HSBC has 11 branches incorporating five Premier centres and 23 automated teller machines in Singapore, including two at offsite locations. A qualifying full bank, HSBC in Singapore offers a comprehensive range of services including personal and commercial banking, investment and private banking, insurance, forfaiting and trustee services, leasing and securities and capital markets services.

4. HSBC Holdings plc

The HSBC Group is one of the largest banking and financial services organisations in the world. The Group has some 8,400 offices in 81 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa, and has assets of over US$746 billion at 30 June 2002.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                          By:

                                                                                                                                           Name: P A Stafford

                                                                                                                                          Title: Assistant Group Secretary

                                                                                                                                          Date: Decenber 20, 2002